SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Synacor, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number)

Himesh Bhise

c/o Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(716) 362-3700

WITH A COPY TO

Brian C. Hutchings, Esq.

Hozefa Botee, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 W. 42nd Street, 17th Floor

New York, NY 10036

(212) 730-8133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE:

This Amendment No. 2 to Schedule 13D is being filed in connection with the grant of options to the Reporting Person in connection with his continued employment with the Issuer.

(Continued on following pages)

CUSIP NO. 871561106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Himesh Bhise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,287,838 shares[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,287,838 shares[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,838
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

[1]	Includes 2,261,838 shares issuable upon exercise of stock options issued to the Reporting Person and exercisable within 60 days of March 1, 2018, 436,618 of which shares remained subject to vesting as of March 1, 2018.

CUSIP NO. 871561106	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Synacor, Inc., a Delaware corporation (the “Company” or “Issuer”). The Company’s principal executive offices are located at 40 La Riviere Drive, Suite 300, Buffalo, NY 14202.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed by Himesh Bhise, the Company’s President and Chief Executive Officer (the “Reporting Person”). The Reporting Person’s business address is 40 La Riviere Drive, Suite 300, Buffalo, NY 14202. The Reporting Person is a citizen of the United States.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person holds options to purchase in the aggregate 2,256,838 shares of Common Stock, acquired from the Issuer in connection with his services as the Company’s President and Chief Executive Officer. The Reporting Person also holds an option to purchase 5,000 shares of Common Stock, acquired from the Issuer in connection with past consulting services. The source of funds to be used to exercise such options is the Reporting Person’s personal funds.

The Reporting Person purchased 16,000 shares of Common Stock from Issuer on March 3, 2015 at a price of $2.2325 per share, or $35,720. The Reporting Person purchased 10,000 shares of Common Stock from Issuer on August 14, 2017 at a price of $2.45 per share, or $24,500. The source of the funds for such purchases was from the Reporting Person’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities referenced herein for investment purposes. The Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar actions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on the cover page of this Schedule 13D and the information set forth in Items 3 and 6 is incorporated herein by reference.

CUSIP NO. 871561106	13D	Page 4 of 5 Pages

(a) and (b) As of March 1, 2018, the Reporting Person beneficially owned 2,287,838 shares of Common Stock, which represents 5.6% of the outstanding shares of Issuer. This percentage is based upon 38,796,722 shares of Common Stock outstanding as reported on the Company’s Annual Report on Form 10-K filed on March 16, 2018. Such shares of Common Stock include 2,261,838 shares of Common Stock issuable upon exercise of stock options issued to the Reporting Person and exercisable within 60 days of March 1, 2018, 436,618 of which shares remained subject to vesting as of March 1, 2018. The Reporting Person has sole voting and dispositive power with respect to such shares of Common Stock.

(c) The Reporting Person has not effected any transaction in the Common Stock or other equity securities of Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Company granted options to purchase shares of Common Stock to the Reporting Person in connection with, and as an inducement to, the commencement and continuance of his employment with the Company. The options are immediately exercisable when they are granted, but shares underlying the options are subject to repurchase by the Company until they are vested. The option shares vest over four years of service, with 25% vesting upon completion of 12 months of service from the vesting commencement date, and the remainder vesting in 36 equal monthly installments thereafter. Such options may vest on an accelerated basis in connection with a change in control of the Company and certain terminations of the Reporting Person’s employment with the Company.

100% of the unvested portion of the options granted to the Reporting Person in connection with his services as the Company’s President and Chief Executive Officer will vest in full if the Company undergoes a change of control before his service with the Company terminates and, within twelve months after such change of control the Company (or the surviving corporation) terminates his employment for any reason other than cause or his permanent disability or if the Reporting Person terminates his employment for good reason. In addition, if the Company terminates the Reporting Person’s employment for any reason other than cause or his permanent disability or he terminates his employment for good reason, in each case prior to a change of control, then the vested portion of the Reporting Person’s option will be determined by adding 12 months to his actual service. Good reason and change of control in the Reporting Person’s stock option are defined as they are in his employment agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The Employment Letter Agreement with the Reporting Person dated July 31, 2014 and the Stock Option Agreement with the Reporting Person granted on August 4, 2014 were filed as exhibits to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2014 as exhibit numbers 10.1.1 and 10.1.2, respectively, and are incorporated herein by reference.

CUSIP NO. 871561106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2018

/s/ Himesh Bhise
Himesh Bhise